Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—August 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	15.91%	15.90%

Less: Coupon	1.39%	1.37%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.80%	5.80%
Excess Spread:
August-03	7.22%	7.23%
July-03	6.85%	6.86%
June-03	6.82%	6.82%
Three month Average Excess Spread	6.96%	6.97%

Delinquency:
30 to 59 days	0.99%	0.99%
60 to 89 days	0.72%	0.72%
90 + days	1.47%	1.47%
Total	3.18%	3.18%

Payment Rate	10.61%	10.61%